

March 18, 2021

Herald Chen
President & Chief Financial Officer
Applovin Corporation
1100 Page Mill Road
Palo Alto, California 94304

>   **Re: Applovin Corporation**
>   **Registration Statement on Form S-1**
>   **Filed March 4, 2021**
>   **File No. 333-253800**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 2, 2021

Prospectus Summary
Our Strategic Acquisitions and Partnerships, page 5

1.   We note on page 118 that the apps you "acquired in 2018 and 2019 have increased their quarterly revenue over 100% on average" based on a comparison of unaudited revenue for such acquired Apps for the three months prior to the acquisition against your revenue from such Apps in the same period in the subsequent year. Please expand the disclosure on pages 5 and 126 to clarify that the comparison is from the quarter prior to acquisition to the same period in the subsequent year, since the current more abbreviated disclosure could be interpreted as a quarter to consecutive quarter comparison.

Summary Consolidated Financial and Other Data
Non-GAAP Financial Measures, page 18

2.   We note that you disclose Adjusted EBITDA Margin as a Non-GAAP measure. Please expand the disclosure to include the most directly comparable GAAP financial measure for Adjusted EBITDA Margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please also revise the disclosure on pages 79, 87 and 102 accordingly.

3.   We note on page 87 that in the calculation of your non-GAAP measure "Adjusted EBITDA" you make an adjustment identified as "Purchase accounting impact to deferred revenue." Considering deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, this non-GAAP adjustment intended to eliminate the impact of purchase accounting substitutes an individually tailored recognition and measurement method for GAAP. Please tell us how you considered the guidance of Question 100.04 of the Division's Non-GAAP C&DIs and Rule 100(b) of Regulation G when presenting this measure.

4.   Refer to your disclosure of Adjusted EBITDA on pages 2 and 119. We note that you include a reconciliation of Adjusted EBITDA to GAAP net income (loss) but that you also discuss your strong cash flow immediately following the discussion of Adjusted EBITDA. Please clarify whether you believe Adjusted EBITDA is a performance measure or a liquidity measure in the disclosures. Also, clarify why you do not believe that Cash Flow from Operations is the most directly comparable GAAP financial measure due to the close proximity of your discussion of Adjusted EBITDA to cash flows.

5.   Please expand the disclosure on page 86 to describe, in greater detail, expenses included in "write-offs".

Management's Discussion and Analysis of Financial Condition and Results of Operations
Extinguishments of acquisition-related contingent consideration, page 95

6.   Please expand the discussion to explain the business purpose for amending the terms of the asset acquisition agreement to settle the acquisition holdback and the reason for the timing of the agreement. Please also disclose the total value of cash and Class A common stock issued along with the amount of any accrual for contingent consideration prior to entering into the agreement.

Results of Operations
Quarterly Trends, page 102

7.   Please expand the discussion of revenue changes to quantify each of the reasons for increases in revenues, if material.

Financial Statements - Applovin Corporation
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Consumer Revenue, page F-11

8. We note that you added two of the three paragraphs of proposed disclosure included in your response dated February 9, 2021. Please include the remaining proposed disclosure, "Determining the EAUL is subjective and requires management's judgment. Future playing patterns may differ from historical playing patterns, and therefore the EAUL may change in the future. The EAULs are generally between six and nine months." or tell us the basis for your belief that the disclosure is no longer necessary.

Note 20 - Subsequent Events, page F-47

9. We note on page 89 that you signed a "definitive" share purchase agreement with Adjust GmbH in February 2021 to acquire all the outstanding shares of Adjust GmbH for $1 billion. We also note that you expect to close on this acquisition in the first half of 2021. Please tell us the consideration you have given to Rule 3-05 of Regulation S-X regarding financial statements and Article 11 pro forma financial information for this acquisition. Please provide a detailed analysis of the significance tests and an explanation of the basis of your belief that the registrant's financial statements alone would or would not provide adequate financial information for an IPO investor to make an investment decision.   See Financial Reporting Codification section 506.02(c)(ii) for guidance.

10. Refer to the Exchange Agreements on page 165 regarding the Equity Award Exchange Agreement entered into with Mr. Chen for stock options with 2.4 million underlying Class A shares that gives Mr. Chen the right to receive Class B shares instead of Class A shares. Please tell us the consideration given to ASC 718-20-35-2A in your accounting for this modification, including how you determined the fair value of the modified award as compared to the original award. If material, revise the disclosure to include subsequent event disclosure of this agreement and the additional expense recorded in conjunction with this modification of the stock incentive award.

11. We note on page 1 that references to "common stock" includes your Class A common stock, Class B common stock and Class C common stock. We also note on page 165 that Class B will have 20 votes, Class B shareholders will control the registrant following the IPO and "exchange agreements" with the Class B Stockholders "and certain related entities" will automatically convert their Class A shares to Class B shares prior to effectiveness of the IPO. Please include detailed disclosure of the capital structure change as a subsequent event that occurs prior to effectiveness. Please include in your disclosure the terms of the new classes on common stock and whether all shareholders prior to the capital structure change participated equally in the issuance of Class B common stock. If not, disclose your accounting methodology for the change in capital structure regarding any preferential treatment of certain investors (i.e. special stock dividends).

General

12.   Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company's financial health. In this respect, we note that the company incurred a net loss of $125.9 million in 2020 and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology